UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-36671

ATENTO S.A.
(Translation of Registrant’s name into English)

1, rue Hildegard Von Bingen, L-1282, Luxembourg

Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Nine Months Ended September 30, 2020

and

Preliminary Results for the Three Months and Year Ended December 31, 2020

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	3
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020	3
PRELIMINARY RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2020	16

2

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing nine-month information and unaudited preliminary three-month and year-end information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (as amended), Section 21E of the Securities Exchange Act of 1934 (as amended) and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operations, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Form 6-K, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions or their negatives, or when we discuss our strategy, plans, goals, initiatives, objectives or response to the COVID-19 pandemic, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K was furnished with the United States Securities and Exchange Commission (the “SEC”) and we undertake no obligation to update them. Such forward–looking statements are based on numerous assumptions and developments that are not within our control. Although we believe that these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the unaudited interim condensed consolidated financial information as of and for the nine months ended September 30, 2020 of Atento S.A. (“Atento,” the “Company,” “we,” “us” or “our”) and the notes thereto furnished to the SEC on Form 6-K on November 12, 2020.

Factors which could cause or contribute to such differences, include, but are not limited to, those discussed under “Cautionary Note Regarding Forward-Looking Statements” in this Form 6-K and the section entitled “Risk Factors” in Atento’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 17, 2020.

Overview

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services and solutions in Latin America, and among the top five providers globally, each based on revenue. Our business was founded in 1999 as the CRM BPO provider to Telefónica and its subsidiaries (together, the “Telefónica Group”). Since then, we have significantly diversified our client base, and we became an independent company in December 2012, when we were acquired by funds affiliated with Bain Capital Partners, LLC. In October 2014, Atento became a publicly listed company on the New York Stock Exchange under the ticker symbol “ATTO.” In May 2020, Bain Capital transferred substantially all of its remaining shares to HPS Investment Partners, LLC, GIC and an investment fund affiliated with Farallon Capital Management, L.L.C.

The potential for long-term growth in the markets where we operate is strong and is driven by a number of demographic and business trends, including (i) sustained demand and growth driven by an improving macroeconomic environment over the long term, a rapidly growing population and an emerging middle class, (ii) further outsourcing of CRM BPO operations, (iii) potential for further penetration in existing markets, (iv) development of new industry vertical expertise, such as with healthcare and born-digital companies (i.e., companies that have relied on digital products/services since inception, such as social networks and Fintechs), and (v) North America’s continued offshoring trend as U.S.-based businesses continue to offshore call center services to other geographies.

We operate in 13 countries worldwide, including Brazil, Spain, Mexico, Peru, Argentina, Chile, Colombia, the United States, El Salvador, Guatemala, Puerto Rico, Panama and Uruguay. We organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) Europe, Middle East and Africa (“EMEA”). For the nine months ended September 30, 2020, Brazil accounted for 43.4% of our revenue, Americas accounted for 40.9% of our revenue and EMEA accounted for 16.2% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the nine months ended September 30, 2019, Brazil accounted for 49.0% of our revenue, Americas accounted for 38.2% of our revenue and EMEA accounted for 13.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

3

Our number of workstations decreased from 92,808 as of September 30, 2019 to 91,658 as of September 30, 2020 due to volatility within our operations. Our number of service delivery centers decreased slightly over the same period.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of September 30, 2019 and 2020:

	Number of Workstations		Number of Service Delivery Centers(1)
	2019	2020	2019	2020
Brazil	49,839	47,577	33	30
Americas	37,648	38,902	48	49
Argentina(2)	4,363	4,358	12	12
Central America(3)	2,335	2,840	3	3
Chile	2,835	2,318	4	4
Colombia	8,974	9,123	9	9
Mexico	9,487	10,053	14	15
Peru	8,451	8,907	3	3
United States(4)	1,203	1,303	3	3
EMEA	5,321	5,179	15	14
Spain	5,321	5,179	15	14
Total	92,808	91,658	96	93

(1) Includes service centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.

(2) Includes Uruguay.

(3) Includes Guatemala and El Salvador.

(4) Includes Puerto Rico.

For the nine months ended September 30, 2020, revenue generated from our 15 largest client groups represented 68.8% of our revenue as compared to 74.2% in the same period in the prior year. Excluding revenue generated from the Telefónica Group, for the nine months ended September 30, 2020, our next 15 largest client groups represented 37.7% of our revenue, stable when compared to the same period in the prior year. The decrease in client concentration reflects our strategy to improve our revenue mix, one of the pillars of our Three Horizon Plan, which we announced in the second quarter of 2019 to improve the profitability of our existing operations, accelerate the development of our next generation services and digital capabilities and strengthen our position in segments and geographies which we believe have the potential for higher growth margins.

Our vertical industry expertise in telecommunications, banking and financial services, and more recently, with born-digital companies allows us to tailor our services and solutions for our customers, further embedding us into their value chain while delivering meaningful business results. In 2019, as part of our Three Horizon Plan, we initiated the build-out of Next Generation Services Portfolio and Digital Capabilities, a set of strategic initiatives designed to accelerate the development and expansion of our value offering, with a focus on three next generation services lines (namely, high value voice, integrated multichannel and automated back office) and four next generation capabilities (namely, AI/Cognitive, Analytics, Automation/RPA and CX consulting). During the nine months ended September 30, 2020, telecommunications, financial services and born-digital companies represented 39.5%, 35.0% and 6.0% of our revenue, respectively, compared to 42.4%, 36.0% and 2.7%, respectively, for the same period in 2019. Additionally, during the nine months ended September 30, 2019 and 2020 our sales by service were as follows:

	For the nine months ended September 30,
	2019	2020
Customer Service	52.2%	58.1%
Sales	16.9%	12.1%
Collection	7.7%	7.0%
Back Office	12.6%	12.7%
Technical Support	6.6%	5.9%
Others	4.0%	4.2%
4

Total	100.0%	100.0%

Average headcount

Our average headcount as of September 30, 2019 and 2020 was as follows:

	As of September 30,
	2019	2020
	(unaudited)

Brazil	80,838	70,252
Central America	4,838	5,165
Chile	5,637	5,286
Colombia	8,814	8,962
Spain	12,206	12,025
Mexico	16,834	17,527
Peru	12,490	11,383
Puerto Rico	589	751
United States	423	357
Argentina and Uruguay	7,570	6,645
Corporate	74	89
Total	150,313	138,442

The reduction in our average headcount reflects the implementation of two pillars of our Three Horizon Plan, namely:

•	operational excellence: we have taken a number of steps to improve our operations, such as management of key operational performance indicators and shared services optimization. These initiatives are expected to generate savings and eliminate redundant activities in operating areas such as quality, workforce management, reporting and training, and customer value programs, in addition to other specific operating improvement actions being implemented at regional levels. The focus of these initiatives is on increasing our contribution margins and improving the experience of our customers’ customers; and
•	optimization initiatives to reduce selling, general and administrative expenses and other costs: we are transforming our business support areas in order to generate savings and reduce costs. We have analyzed the major cost components of our business in the human resources, technology, facilities and infrastructure areas, and we have developed specific solutions to lower the cost of services in each category. One of the actions we are taking is the ongoing digitalization of human resources processes. For example, our human resources team has recently implemented the use of digital tools for recruiting and retaining the best talent in the market to support our customers’ operations.

Impact of Recent COVID-19 Outbreak

Since December 2019, a novel strain of coronavirus, or COVID-19, spread from China to other countries throughout the world leading to a global pandemic. The COVID-19 pandemic prompted a global health crisis and led to a number of government actions at the federal, state and local level across several countries in an effort to address the viral outbreak. Government measures included, among other things, stay-at-home orders and the closure of businesses not deemed essential to the provision of the basic welfare of society. The COVID-19 pandemic and government measures taken in response to it have disrupted regional and global economic activity, which initially reduced the need for and our ability to deliver our services and, therefore, directly and adversely affected our business operations, financial condition and results of operations for the first nine months of 2020 as a result of lower volumes during April and May.

The services offered by us or by our customers to the end-customers have been declared, in different countries, to be essential, as many of our services allow citizens to remain in their homes while maintaining access to crucial services, such as healthcare, emergency services and banking. One relevant example is Praxair in Mexico, for which we provide a service that helps both hospitals and patients request oxygen supplies. Similarly, since March 24, 2020, Atento Guatemala has been providing physical, technology infrastructure and logistical support services for the government of Guatemala’s COVID-19 services.

5

To address the needs of our customers, employees and society in light of the government measures to address the COVID-19 pandemic, we are focused on maintaining a good level of service for our customers. To this end, our technology and operations teams are working to provide remote work options to more of our employees throughout our operations. These teams are committed to continuing to optimize our operations during the COVID-19 pandemic by overcoming technical and logistical limitations so we can fulfill our commitments to our employees, customers and society. We endeavor to continue serving many of the more than 500 million people of Latin America, the United States and Spain.

Traditionally, we have endeavored to guarantee our services and to safeguard the health and safety of our employees. We have implemented a series of measures intended to maintain this guarantee and safeguards during the COVID-19 pandemic, such as higher grade cleaning and disinfection of our facilities, social distancing, limiting access to common areas, offering flexible work shifts to facilitate the care of families, and the cancellation of all business travel and in-person meetings.

By September 30, 2020, we had over 66,000 work-at-home agents, or approximately 62% of our call center employees. For agents still working at our facilities, distances between workstations have been increased and personal work equipment (individual headset, keyboard, mouse, etc.) made available. With operating capacity at approximately 97%, we have a broad capacity to meet the needs of all customers. The transition to our work@home model by our employees has been facilitated by the digital transformation process underway since 2019, under our Three Horizons Plan, which has included re-skilling as well as digital recruiting, onboarding and training.

This model as well as other enhanced digital capabilities are allowing us to capture medium- and long-term CRM and BPO opportunities arising from dramatic shifts in consumer behaviors and related changes being implemented by emerging and established companies seeking to attract and retain more customers in Latin America, the United States and Europe. The growing strength of our digital capabilities, evolving portfolio of next generation services and journey orchestration, coupled with accelerated operational improvements that are resulting in a more competitive cost structure, are allowing us to continue leading next generation customer experience in the future.

While we believe we are now past the most severe impacts to our operations of the COVID-19 pandemic, the extent to which COVID-19 will impact our business, financial condition, results of operations and prospects will depend on future developments which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 or the actions of governments and other entities to contain COVID-19 in Brazil and the other countries in which we operate. Therefore, it is not possible to reasonably estimate the extent of potential impacts to our business, financial condition, results of operations and prospects. We are continuously monitoring the situation as closely as possible and are actively evaluating potential impacts to our business and implementing measures to help mitigate existing and potential risks.

Consolidated Statements of Operations for the Nine Months Ended September 30, 2019 and 2020

	For the nine months ended September 30,		Change	Change excluding
($ in millions, except percentage changes)	2019	2020	(%)	FX (%)
	(unaudited)

Revenue	1,290.1	1,042.7	(19.2)	(4.3)
Other operating income	2.7	3.1	14.8	22.0
Other gains and own work capitalized	7.0	—	(99.4)	(99.4)
Operating expenses(1):
Supplies	(49.3)	(51.2)	3.8	22.2
Employee benefit expenses	(986.7)	(793.9)	(19.5)	(5.0)
Depreciation(2)	(59.4)	(56.0)	(5.8)	11.9
Amortization	(39.9)	(34.2)	(14.4)	1.5
Changes in trade provisions	(3.4)	(3.5)	3.0	21.2
Other operating expenses(1)	(127.6)	(89.4)	(29.9)	(18.0)
Total operating expenses	(1,266.4)	(1,028.2)	(18.8)	(4.2)
Operating profit	33.3	17.6	(47.2)	(31.7)
Finance income	4.6	13.0	N.M.	N.M.
Finance costs(3)	(54.1)	(51.6)	(4.7)	6.8
Net foreign exchange loss	(0.7)	(18.1)	N.M.	N.M.
Net finance expense	(50.2)	(56.7)	12.9	50.0
Loss before income tax	(16.9)	(39.1)	131.5	N.M.

6

Income tax (expense)/benefit	(34.2)	0.2	(100.7)	(100.6)
Loss for the period	(51.1)	(38.9)	(23.9)	(18.0)
Loss attributable to:
Owners of the parent	(51.7)	(38.9)	(24.8)	(18.8)
Non-controlling interest	0.6	—	(100.0)	(100.0)
Loss for the period	(51.1)	(38.9)	(23.9)	(18.0)
Other financial data:
EBITDA(4) (unaudited)	132.7	107.8	(18.8)	(1.5)

N.M. means not meaningful.

(1)	The application of IFRS 16 from January 1, 2019 means that most of the rental payments for operating leases are not recognized as operating expenses. For the nine months ended September 30, 2019 and 2020, $37.7 million and $30.0 million, respectively, of rental payments for operating leases were not recognized as operating expenses due to the application of IFRS 16.
(2)	For the nine months ended September 30, 2019 and 2020, depreciation included $32.4 million and $33.5 million, respectively, for the amortization of right-of-use assets for leases capitalized because of IFRS 16 that would not otherwise have been capitalized prior to the adoption of IFRS 16.
(3)	Finance costs includes $13.0 million and $9.6 million for the nine months ended September 30, 2019 and 2020, respectively, on account of interest on liabilities for leases capitalized because of IFRS 16 that would not otherwise have been capitalized prior to the adoption of IFRS 16.
(4)	In considering the financial performance of the business, our management analyzes the financial performance measure of EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure to EBITDA is profit/(loss) for the year/period.

We believe that EBITDA is a useful metric for investors to understand our results of continuing operations and profitability because it permits investors to evaluate our recurring profitability from underlying operating activities. We also use this measure internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe that EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance.

EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA has its limitations as an analytical tool. This measure is not a presentation made in accordance with IFRS, is not a measure of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA is not necessarily comparable to similarly titled measures used by other companies. This non-GAAP measure should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

The application of IFRS 16 from January 1, 2019 means EBITDA for the nine months ended September 30, 2019 and 2020 is positively impacted by a decrease in operating expenses relating to rental payments for leases capitalized under IFRS 16 that would not otherwise have been capitalized prior to the application of IFRS 16.

EBITDA reported are presented applying the accounting and disclosure standard in highly inflationary economies for our operations in Argentina.

See below for a reconciliation of profit/(loss) for the period to EBITDA, including the impact of IFRS 16.

Reconciliation of EBITDA to (loss)/profit:

	For the nine months ended September 30,
($ in millions)	2019	2020
	(unaudited)

Loss for the period	(51.1)	(38.9)
Net finance expense(a)	50.2	56.7
Income tax benefit/(expense)(b)	34.2	(0.2)
Depreciation and amortization	99.4	90.2
EBITDA (non-GAAP) (unaudited)(c) (d)	132.7	107.8

(a)	Net finance expense includes finance income, finance costs and net foreign exchange losses.
(b)	In the first quarter of 2019, in connection with a global tax audit of the 2013-2016 tax periods, Atento Spain, as the representative company of a Spanish tax group composed of Atento S.A.’s direct Spanish subsidiaries (the “Spanish Tax Group”), signed a tax agreement with the Spanish tax authorities. The Spanish Tax Administration audited various aspects of the Spanish Tax Group including the deductibility of certain specific intercompany financing and operating expenses incurred during the acquisition of Atento Spain. The Spanish Tax Administration found that the tax treatment applied by the Company does not comply with the relevant tax rules leading to a discrepancy. As a result of this discrepancy, the amount of tax credits of the Spanish Tax Group, together with the corresponding effects in subsequent tax periods, has been reduced in an amount of $37.8 million. Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019 was negatively affected by $37.8 million.
7

(c)	For the nine months ended September 30, 2019 and 2020, EBITDA included $37.7 million and $30.0 million, respectively, due to the application of IFRS 16. Excluding the IFRS 16 impact, EBITDA was $95.0 million and $77.8 million for the nine months ended September 30, 2019 and 2020, respectively. Depreciation and amortization and finance costs for the nine months ended September 30, 2019 included $32.4 million and $13.0 million, respectively, due to the application of IFRS 16. Depreciation and amortization and finance costs for the nine months ended September 30, 2020 included $33.5 million and $9.6 million, respectively, due to the application of IFRS 16.
(d)	There are no differences between EBITDA and Adjusted EBITDA on the consolidated level (Atento Group).

Consolidated Statements of Operations by Segment for the Nine Months Ended September 30, 2019 and 2020

	For the nine months ended September 30,		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2019	2020
	(unaudited)
Revenue:
Brazil	632.5	452.5	(28.5)	(7.5)
Americas	493.1	426.1	(13.6)	(2.1)
EMEA	175.4	168.5	(4.0)	(3.7)
Other and eliminations(1)	(10.9)	(4.4)	(59.9)	(57.0)
Total revenue	1,290.1	1,042.7	(19.2)	(4.3)
Operating expenses:
Brazil	(616.3)	(449.7)	(27.0)	(5.7)
Americas	(485.7)	(424.0)	(12.7)	(1.1)
EMEA	(179.6)	(171.3)	(4.7)	(4.7)
Other and eliminations(1)	15.3	16.9	10.1	43.1
Total operating expenses	(1,266.4)	(1,028.2)	(18.8)	(4.2)
Operating profit/(loss):
Brazil	16.6	2.8	(83.0)	(77.3)
Americas	8.1	3.7	(55.0)	(51.8)
EMEA	4.0	(1.3)	(132.2)	(133.2)
Other and eliminations(1)	4.6	12.4	N.M.	N.M.
Total operating profit	33.3	17.6	(47.2)	(31.7)
Net finance expense:
Brazil	(36.0)	(33.9)	(5.8)	22.6
Americas	(14.5)	(6.4)	(56.0)	(40.7)
EMEA	(0.8)	0.5	N.M.	N.M.
Other and eliminations(1)	1.1	(16.9)	N.M.	N.M.
Total net finance expense	(50.2)	(56.7)	12.9	50.0
Income tax benefit/(expense):
Brazil	6.1	9.7	59.2	103.9
Americas	(2.8)	(5.2)	88.5	63.7
EMEA	(3.1)	(0.6)	(81.3)	(81.1)
Other and eliminations(1)(3)	(34.3)	(3.6)	(89.4)	(89.2)
Total income tax (expense)/benefit	(34.2)	0.2	(100.7)	(100.6)
Profit/(loss) for the period:
Brazil	(13.3)	(21.4)	60.8	105.2
Americas	(9.2)	(8.0)	(13.1)	24.7
EMEA	0.1	(1.3)	N.M.	N.M.
Other and eliminations(1)	(28.7)	(8.2)	(71.5)	(73.3)
Loss for the period	(51.1)	(38.9)	(23.9)	(18.0)
Loss attributable to:
Owners of the parent	(51.7)	(38.9)	(24.8)	(18.8)
Non-controlling interest	0.6	—	(100.0)	(100.0)
Other financial data:
EBITDA(2):
Brazil	70.2	50.4	(28.2)	(6.6)
Americas	43.9	36.9	(15.8)	(7.1)
EMEA	13.9	7.8	(43.5)	(43.1)
Other and eliminations(1)	4.8	12.6	N.M.	N.M.
Total EBITDA (unaudited)	132.7	107.8	(18.8)	(1.5)
Adjusted EBITDA(4):
Brazil	82.0	58.5	(28.6)	(7.2)
Americas	50.2	45.3	(9.7)	(0.2)
EMEA	17.8	10.8	(39.2)	(38.9)
Other and eliminations(1)	(17.2)	(6.8)	(60.4)	(59.1)
Total Adjusted EBITDA (unaudited)	132.7	107.8	(18.8)	(1.5)

8

N.M. means not meaningful.

(1)	Includes revenue and expenses at the holding-company level (such as corporate expenses and acquisition-related expenses), as applicable, as well as consolidation adjustments.
(2)	For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see “Consolidated Statements of Operations for the Nine Months Ended September 30, 2019 and 2020—Reconciliation of EBITDA to (loss)/profit” above.
(3)	In the first quarter of 2019, in connection with a global tax audit of the 2013-2016 tax periods, Atento Spain, as the representative company of the Spanish Tax Group, signed a tax agreement with the Spanish tax authorities. The Spanish Tax Administration audited various aspects of the Spanish Tax Group including the deductibility of certain specific intercompany financing and operating expenses incurred during the acquisition of Atento Spain. The Spanish Tax Administration found that the tax treatment applied by the Company does not comply with the relevant tax rules leading to a discrepancy. As a result of this discrepancy, the amount of tax credits of the Spanish Tax Group, together with the corresponding effects in subsequent tax periods, has been reduced in an amount of $37.8 million. Accordingly, the tax credits for losses carryforward in our financial statements for the first quarter of 2019 was negatively affected by $37.8 million.
(4)	Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. We believe that Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations. Adjusted EBITDA is a measure that is frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2020

Revenue

Revenue decreased by $247.4 million, or 19.2%, from $1,290.1 million for the nine months ended September 30, 2019 to $1,042.7 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, revenue decreased 4.3%, primarily due to lower revenues from Telefónica, partially offset by a 4.4% increase in revenue from multisector clients.

Revenue from Telefónica decreased by $132.7 million, or 28.5%, contributing $333.8 million in revenue for the nine months ended September 30, 2020, against $466.6 million in the nine months ended September 30, 2019. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 18.6%, due to (i) the discontinuation of unprofitable programs in Brazil since the fourth quarter of 2019 and (ii) lower volumes due to COVID-19’s impact in all regions during the second half of March, April and May. However, we sold more next generation services to Telefónica in the three months ended September 30, 2020 compared to the three months ended September 30, 2019, which is reshaping our relationship with our largest client.

Multisector clients presented a revenue decrease of $114.7 million, or 13.9%, from $823.5 million for the nine months ended September 30, 2019 to $708.9 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, revenue from multisector clients increased 4.4%, supported by multisector growth across all regions. The increase in multisector customers despite the challenges raised by the COVID-19 crisis reflects the effectiveness of the “sales excellence” pillar of our Three Horizon Plan. Under the “sales excellence” pillar, we have transformed our sales model to accelerate proﬁtable growth under a “sell more, sell better, sell what we want” approach. We are highly focused on the relationships we have with our customer base and consider these to be a key competitive advantage. We are implementing a new sales model that helps us manage global customer accounts and strengthen our position in the born-digital area of the market. Our commercial team is responsible for end-to-end customer life cycle, namely new sales to new customers, account development, changes in the scope of service we provide, renewals and inflation pass-through negotiations, driving increases in sales through a War Room model and a compensation model focused on profitable growth. We have also been prioritizing strategic product sales among current and future customers, to ensure the right product portfolio at each of our customers, which we believe to be a key lever to drive healthy growth in future.

For the nine months ended September 30, 2020, revenue from multisector clients was 68.0% of total revenue, compared to 63.8% for the nine months ended September 30, 2019, an increase of 4.1 percentage points.

9

The following chart sets forth a breakdown of revenue by geographical region for the nine months ended September 30, 2019 and 2020 including as a percentage of revenue and the percentage change between those periods (both with and excluding the effect of foreign exchange).

	For the nine months ended September 30,
($ in millions, except percentage changes)	2019	(%)	2020	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	632.5	49.0	452.5	43.4	(28.5)	(7.5)
Americas	493.1	38.2	426.1	40.9	(13.6)	(2.1)
EMEA	175.4	13.6	168.5	16.2	(4.0)	(3.7)
Other and eliminations(1)	(10.9)	(0.8)	(4.4)	(0.5)	(59.9)	(57.0)
Total	1,290.1	100.0	1,042.7	100.0	(19.2)	(4.3)

(1)	Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the nine months ended September 30, 2019 and 2020 was $632.5 million and $452.5 million, respectively, a decrease of $180.0 million, or 28.5%. Excluding the impact of foreign exchange, revenue in Brazil decreased by 7.5% due to a 27.2% decrease in revenue from Telefónica, partially offset by a 0.4% increase in revenue from multisector clients. The increase in revenue from multisector clients was primarily due to higher sales to born-digital companies acquired during 2019 and new clients acquired in 2020, including Riot Games. The decrease in revenue from Telefónica was mainly due to (i) the discontinuation of unprofitable programs since the fourth quarter of 2019 and (ii) the COVID-19 pandemic’s impact on volumes, mostly during April and May, as Atento focused its delivery capacity on multisector clients.

Americas

Revenue in Americas for the nine months ended September 30, 2019 and 2020 was $493.1 million and $426.1 million, respectively, a decrease of $67.0 million, or 13.6%. Excluding the impact of foreign exchange, revenue in Americas decreased by 2.1% due to a 14.9% decrease in revenue from Telefónica, partially offset by a 6.1% increase in revenue from multisector clients, mainly in the United States and Colombia. The decrease in revenue from Telefónica in the region was primarily due to lower volumes resulting from the COVID-19 pandemic. The increase in multisector sales was attributable to higher volumes in tech and born-digital companies, combined with the pipeline acquired in the second half of 2019 and the growth in the U.S. in the first nine months of 2020.

EMEA

Revenue in EMEA for the nine months ended September 30, 2019 and 2020 was $175.4 million and $168.5 million, respectively, a decrease of $6.9 million, or 4.0%. Excluding the impact of foreign exchange, revenue in EMEA decreased by 3.7%. The decrease in revenue was primarily due to a 12.9% decrease in revenue from Telefónica due to the impact of COVID-19 in the region, partially offset by a 8.8% increase in revenue from multisector clients supported by higher volumes.

Other operating income

Other operating income totaled $2.7 million and $3.1 million for the nine months ended September 30, 2019 and 2020, respectively.

Other gains and own work capitalized

Other gains and own work capitalized totaled $7.0 million for the nine months ended September 30, 2019 and $0.04 million for the nine months ended September 30, 2020. This decrease was due to one-off non-operational revenue in the nine months ended September 30, 2019.

10

Total operating expenses

Total operating expenses decreased by $238.2 million, or 18.8%, from $1,266.4 million for the nine months ended September 30, 2019 to $1,028.2 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, operating expenses decreased by 4.2%, mainly due to the acceleration of operational improvements under our improved efficiencies program, which seeks to further optimize our cost structure through right-sizing of operations as well as implementation of shared services, a zero-based budgeting system and the work@home model. As a percentage of revenue, operating expenses represented 98.2% and 98.6% for the nine months ended September 30, 2019 and 2020, respectively.

Supplies: Supplies expenses increased by $1.9 million, or 3.8%, from $49.3 million for the nine months ended September 30, 2019 to $51.2 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, supplies expenses increased by 22.2%, mainly due to Brazil and EMEA regions. As a percentage of revenue, supplies represented 3.8% and 4.9% for the nine months ended September 30, 2019 and 2020, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $192.8 million, or 19.5%, from $986.7 million for the nine months ended September 30, 2019 to $793.9 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, employee benefit expenses decreased by 5.0%, mainly due to the impact of the operational improvements made as a result of our improved efficiencies program, including lower headcount, mainly in Brazil. As a percentage of revenue, employee benefit expenses represented 76.5% and 76.1% for the nine months ended September 30, 2019 and 2020, respectively.

 Depreciation and amortization: Depreciation and amortization expenses decreased by $9.2 million, or 9.3%, from $99.4 million for the nine months ended September 30, 2019 to $90.2 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 7.7%, mainly due to Brazil region.

Changes in trade provisions: Changes in trade provisions amounted to a loss of $3.4 million and a loss of $3.5 million for the nine months ended September 30, 2019 and 2020, respectively.

Other operating expenses: Other operating expenses decreased by $38.2 million, or 29.9%, from $127.6 million for the nine months ended September 30, 2019 to $89.4 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, other operating expenses decreased by 18.0%, mainly due to the impact of the operational improvements made as a result of our improved efficiencies program. As a percentage of revenue, other operating expenses totaled 9.9% and 8.6% for the nine months ended September 30, 2019 and 2020, respectively.

Brazil

Total operating expenses in Brazil decreased by $166.6 million, or 27.0%, from $616.3 million for the nine months ended September 30, 2019 to $449.7 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, operating expenses in Brazil decreased by 5.7%, reflecting the impact of the operational improvements made as a result of our improved efficiencies program. Operating expenses as a percentage of revenue in Brazil increased from 97.4% for the nine months ended September 30, 2019 to 99.4% for the nine months ended September 30, 2020.

Americas

Total operating expenses in Americas decreased by $61.7 million, or 12.7%, from $485.7 million for the nine months ended September 30, 2019 to $424.0 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, operating expenses in Americas decreased by 1.1%, reflecting the impact of the operational improvements made as a result of our improved efficiencies program. Operating expenses as a percentage of revenue in Americas increased from 98.5% for the nine months ended September 30, 2019 to 99.5% for the nine months ended September 30, 2020.

11

EMEA

Total operating expenses in EMEA decreased by $8.4 million, or 4.7%, from $179.6 million for the nine months ended September 30, 2019 to $171.3 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 4.7%, reflecting the impact of the operational improvements made as a result of our improved efficiencies program. Operating expenses as a percentage of revenue in EMEA decreased from 102.4% for the nine months ended September 30, 2019 to 101.7% for the nine months ended September 30, 2020.

Operating profit/(loss)

Operating profit decreased by $15.7 million, from $33.3 million for the nine months ended September 30, 2019 to $17.6 million for the nine months ended September 30, 2020, a decrease of 47.2% due to the reasons mentioned above. Excluding the impact of foreign exchange, operating profit decreased 31.7% for the nine months ended September 30, 2020. Operating profit margin decreased from 2.6% for the nine months ended September 30, 2019 to 1.7% for the nine months ended September 30, 2020.

Brazil

Operating profit in Brazil decreased by $13.8 million, or 83.0%, from $16.6 million for the nine months ended September 30, 2019 to $2.8 million for the nine months ended September 30, 2020 due to the reasons mentioned above. Excluding the impact of foreign exchange, operating profit decreased by 77.3%. Operating profit margin in Brazil decreased from 2.6% for the nine months ended September 30, 2019 to 0.6% for the nine months ended September 30, 2020.

Americas

Operating profit in Americas decreased by $4.5 million, or 55.0%, from $8.1 million for the nine months ended September 30, 2019 to $3.7 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, operating profit decreased by 51.8%, for the reasons mentioned above. Operating profit margin in Americas decreased from 1.6% for the nine months ended September 30, 2019 to 0.9% for the nine months ended September 30, 2020.

EMEA

Operating profit/(loss) in EMEA decreased by $5.3 million, from a profit of $4.0 million for the nine months ended September 30, 2019 to an operating loss of $1.3 million for the nine months ended September 30, 2020, due to the reasons mentioned above. Operating profit margin in EMEA decreased from 2.3% for the nine months ended September 30, 2019 to negative 0.8% for the nine months ended September 30, 2020.

Finance income

Finance income was $4.6 million for the nine months ended September 30, 2019 as compared to $13.0 million for the nine months ended September 30, 2020. The increase in finance income was mainly due to a $6.0 million tax reversal of PIS and COFINS in Brazil.

Finance costs

Finance costs decreased by $2.5 million, or 4.7%, from $54.1 million for the nine months ended September 30, 2019 to $51.6 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, finance costs increased by 6.8% during the nine months ended September 30, 2020. The increase in finance costs was driven by higher interest costs from the higher use of credit lines to ensure adequate liquidity during the COVID-19 pandemic.

 Net foreign exchange loss

Net foreign exchange loss changed by $17.4 million, from a loss of $0.7 million for the nine months ended September 30, 2019 to a loss of $18.1 million for the nine months ended September 30, 2020, primarily due to Brazilian Reais, Colombian Peso and Mexican Peso depreciations against the U.S. dollar that impacted our intercompany balances, but with no significant cash effect.

12

Income tax benefit/(expense)

Income tax expense for the nine months ended September 30, 2019 totaled $34.2 million as compared to an income tax benefit for the nine months ended September 30, 2020 of $0.2 million. Income tax expense for the nine months ended September 30, 2019 contained a negative one-off tax impact of $37.8 million due to a settlement with the Spanish Tax Authority in the first quarter of 2019 in connection with a claim against us for certain differences in historical tax payments.

Loss for the period

As a result of the foregoing, loss for the nine months ended September 30, 2019 and 2020 was $51.1 million and $38.9 million, respectively.

EBITDA and Adjusted EBITDA

EBITDA decreased by $24.9 million, or 18.8%, from $132.7 million for the nine months ended September 30, 2019 to $107.8 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, EBITDA decreased by 1.5%, mainly due to the impact of COVID-19, which was felt more strongly in the second half of March, April and May 2020. For the three months ended September 30, 2020, EBITDA decreased 6.9% as compared to the three months ended September 30, 2019. Excluding the impact of foreign exchange, EBITDA increased by 13.9% primarily due to higher volumes, better client and service mix, as well as higher efficiency levels, especially in Brazil region.

EBITDA margin, defined as EBITDA over revenue, for the nine months ended September 30, 2020 was stable at 10.3% when compared to the same period in the prior year, despite the global pandemic. This demonstrates the improvements we have realized from the implementation of our Three Horizon Plan in 2019. For the three months ended September 30, 2020, our EBITDA margin was 12.7%, one percentage point higher than for the same period in the prior year.

Brazil

Adjusted EBITDA in Brazil decreased by $23.5 million, or 28.6%, from $82.0 million for the nine months ended September 30, 2019 to $58.5 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 7.2%. The decrease in Adjusted EBITDA in Brazil was mainly due to the impact of COVID-19 during April and May. For the three months ended September 30, 2020, Adjusted EBITDA in Brazil decreased by 15.0% as compared to the three months ended September 30, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA in Brazil increased by 15.4% primarily due to a greater proportion of new generation services with margins above 20%. Adjusted EBITDA also benefited from the discontinuation of unprofitable programs in the fourth quarter of 2019, which has had an estimated recurring positive impact of 100bps since the first quarter of 2020.

Adjusted EBITDA margin in Brazil for the nine months ended September 30, 2020 decreased slightly to 12.9% from 13.0% for the nine months ended September 30, 2019. However, for the three months ended September 30, 2020, our Adjusted EBITDA margin in Brazil was 16.2%, 2.6 percentage points higher than for the same period in the prior year. Our strong EBITDA margin in Brazil for the three months ended September 30, 2020 demonstrates our strong recovery from the impact of the COVID-19 pandemic and the normalization of our business.

Americas

Adjusted EBITDA in Americas decreased by $4.9 million, or 9.7%, from $50.2 million for the nine months ended September 30, 2019 to $45.3 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 0.2% due to the impact of COVID-19 in April and May. For the three months ended September 30, 2020, Adjusted EBITDA in Americas decreased by 2.4% as compared to the three months ended September 30, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA in Americas increased by 9.1% primarily due to multisector growth in the U.S. & Nearshore and in Colombia.

Adjusted EBITDA margin in Americas for the nine months ended September 30, 2020 increased to 10.6% from 10.2% for the nine months ended September 30, 2019. Despite the decrease in Adjusted EBITDA due to the impact of COVID-19, Adjusted EBITDA margin increased due to a better revenue mix and improved operational efficiencies. For the three months ended September 30, 2020, our Adjusted EBITDA margin in Americas was 11.5%, 0.5 percentage points higher than for the same period in the prior year. The increase in Adjusted EBITDA margin in Americas was primarily due to the 9.1% growth in EBITDA, mentioned above.

13

EMEA

Adjusted EBITDA in EMEA decreased by $7.0 million, or 39.2%, from $17.8 million for the nine months ended September 30, 2019 to $10.8 million for the nine months ended September 30, 2020. Excluding the impact of foreign exchange, Adjusted EBITDA decreased by 38.9%. For the three months ended September 30, 2020, Adjusted EBITDA in EMEA increased 23.2% as compared to the three months ended September 30, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA in EMEA increased by 18.7% primarily due to a greater proportion of multisector in revenue mix, as well as improved efficiency levels under the Company’s transformation plan.

Adjusted EBITDA margin in EMEA for the nine months ended September 30, 2020 decreased to 6.4% from 10.1% for the nine months ended September 30, 2019, mainly due to the impact of COVID-19 during the second half of March, April and May. However, for the three months ended September 30, 2020, our Adjusted EBITDA margin in EMEA was 12.1%, 0.8 percentage points higher than for the same period in the prior year. The increase in Adjusted EBITDA margin in EMEA was primarily due to the 18.7% growth in Adjusted EBITDA growth, mentioned above.

Liquidity and Capital Resources

As of September 30, 2020, our outstanding debt was $710.8 million, which includes a $497.0 million liability recognized in respect of our 6.125% Senior Secured Notes due 2022, a $129.3 million liability recognized in respect of lease liabilities, including $123.3 million of IFRS 16-related leases, a $83.9 million liability recognized in respect of short-term debt, including $50.1 million of financing under a super senior revolving credit facility and $33.9 million of other bank borrowings, especially financing for working capital needs, and a $0.6 million liability recognized in respect of financing provided by Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

During the nine months ended September 30, 2020, our cash flow from operating activities was $68.2 million, which includes net interest paid of $30.7 million.

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2019 and 2020

	For the nine months ended September 30,
($ in millions)	2019	2020
	(unaudited)
Operating activities
Loss before income tax	(16.9)	(39.1)
Adjustments to reconcile loss before income tax to net cash flows:
Amortization and depreciation	99.4	90.2
Changes in trade provisions	3.4	3.5
Share-based payment expense	3.9	3.1
Changes in provisions	32.6	22.0
Grants released to income	(0.8)	(0.5)
Losses on disposal of property, plant and equipment	0.1	0.1
Finance income	(4.6)	(13.0)
Finance costs	54.1	51.6
Net foreign exchange differences	0.7	18.1
Change in other (gains)/losses and own work capitalized	(4.9)	(0.7)
	183.9	174.4
Changes in working capital:
Changes in trade and other receivables	(110.9)	(13.1)
Changes in trade and other payables	31.5	7.5
Other assets/(payables)	(3.6)	(15.0)
	(83.0)	(20.6)

Interest paid	(43.3)	(42.4)
Interest received	(0.8)	11.7
14

Income tax paid	(17.3)	(7.3)
Other payments	(24.2)	(8.5)
	(85.6)	(46.4)
Net cash flows from/(used in) operating activities	(1.6)	68.2
Investing activities
Payments for acquisition of intangible assets	(12.0)	(5.4)
Payments for acquisition of property, plant and equipment	(21.4)	(22.0)
Acquisition of subsidiaries, net of cash acquired	(14.9)	—
Payments for financial instruments	(0.4)	—
Net cash flows used in investing activities	(48.7)	(27.4)
Financing activities
Proceeds from borrowing from third parties	172.9	109.6
Repayment of borrowing from third parties	(97.8)	(41.0)
Payments of lease liabilities	(37.7)	(31.5)
Acquisition of treasury shares	(7.7)	(0.9)
Net cash flows provided by financing activities	29.6	36.2
Net (decrease)/increase in cash and cash equivalents	(20.7)	77.0
Foreign exchange differences	(7.3)	(5.1)
Cash and cash equivalents at beginning of period	133.5	124.7
Cash and cash equivalents at end of period	105.5	196.6

Cash flow

As of September 30, 2020, we had cash and cash equivalents of $196.6 million. We believe that our current cash flow provided by operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the nine months ended September 30,
($ in millions)	2019	2020
	(unaudited)
Cash flows from/(used in) operating activities	(1.6)	68.2
Cash flows used in investing activities	(48.7)	(27.4)
Cash flows provided by financing activities	29.6	36.2
Net (decrease)/increase in cash and cash equivalents	(20.7)	77.0
Effect of changes in exchange rates	(7.3)	(5.1)

Cash flows from/(used in) operating activities

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2020

For the nine months ended September 30, 2020, cash generated from operating activities was $68.2 million compared to cash used in operating activities of $1.6 million for the same period in the prior year. The increase was due to a $62.4 million improvement in working capital resulting from the collection efforts on some past due accounts, stricter treasury policies and the implementation of our Three Horizon Plan.

Cash flows used in investing activities

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2020

For the nine months ended September 30, 2020, cash used in investing activities was $27.4 million compared to cash used in investment activities of $48.7 million for the same period in the prior year. This decrease was due to the acquisitions of the remaining stakes of RBrasil and Interfile in the nine months ended September 30, 2019. In addition, there has been a rationalization of capital expenditure, with a focus on emergency projects related to COVID-19, such as expenses relating to work@home and the implementation of strict sanitary measures in the delivery centers. Ordinary capital expenditure has been put on hold for most of the second quarter of 2020, with some recovery in the third quarter of 2020.

15

Cash flows provided by financing activities

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2020

 For the nine months ended September 30, 2020, cash provided by financing activities was $36.2 million compared to cash provided by financing activities of $29.6 million for the same period in the prior year. The increase in cash provided by financing activities was due to the full utilization of our credit lines in 2020 to ensure adequate liquidity during the COVID-19 pandemic, partially offset by the net proceeds of the issuance of additional 6.125% secured notes due 2022 in the same period in 2019.

Finance leases

The Company holds the following assets under finance leases:

	As of September 30,
	2019	2020
($ in millions)	Net carrying amount of asset
Right-of-use assets	(unaudited)
Plant and machinery	0.6	-
Furniture, tools and other tangible assets	2.9	9.5
Buildings - IFRS 16	140.4	113.6
Total	143.8	123.1

The present value of future finance lease payments is as follows:

	As of September 30,
	2019	2020
($ in millions)	Net carrying amount of asset
	(unaudited)
Up to 1 year	42.0	44.7
Between 1 and 5 years	106.2	84.5
Total	148.2	129.3

Capital expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly composed of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the nine months ended September 30, 2019 and 2020.

	For the nine months ended September 30,
	2019	2020
($ in millions)	(unaudited)
Brazil	22.9	14.1
Americas	7.7	6.4
EMEA	2.3	3.0
Total capital expenditure	32.9	23.4

The capital expenditures for the nine months ended September 30, 2020 include costs associated with shifting a portion of Atento’s call center employees to the work@home model. Owing to the impact of the COVID-19 pandemic on Atento’s markets, all non-essential capital expenditures remained largely suspended in April and May 2020.

16

PRELIMINARY RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2020

As of the date of this Form 6-K, we have not finalized our results for the three months and year ended December 31, 2020 and financial position as of December 31, 2020. The following unaudited preliminary financial information estimates, and is not intended to be a comprehensive statement of, our financial or operational results for the three months or year ended December 31, 2020 and our financial position as of December 31, 2020. The preliminary financial results for the year and for the three months ended December 31, 2020 and financial position as of December 31, 2020 presented below have not been audited or reviewed by our independent auditors, nor have any procedures been performed by our independent auditors with respect thereto. Such information has been derived from management accounts rather than our consolidated financial statements, is preliminary and is subject to our financial closing procedures, which have not yet been completed. We expect to complete our financial closing procedures in March 2021. Our expectations with respect to our preliminary results discussed below are based upon management estimates and are the responsibility of management.

While we believe this preliminary financial information reasonably estimates our financial or operational results and financial position, our actual results and financial position could vary from these estimates and such differences could be material. Factors which could cause or contribute to such differences, include, but are not limited to, those discussed under “Cautionary Note Regarding Forward-Looking Statements” in this Form 6-K and the section entitled “Risk Factors” in Atento’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 17, 2020. As such, you should not place undue reliance on the preliminary financial information set forth below and these preliminary financial results may not be indicative of our performance in any future period or financial positions as of any future date.

Revenue

We estimate revenue for the three months ended December 31, 2020 was between $365.0 million and $375.0 million, a decrease of 11.3% at the midpoint of the range as compared to $417.2 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, we estimate revenue increased by approximately 1.0%.

We estimate revenue for the year ended December 31, 2020 was between $1,400.0 million and $1,420.0 million, a decrease of 17.4% at the midpoint of the range compared to $1,707.3 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, we estimate revenue decreased by approximately 3.0%.

EBITDA

We estimate EBITDA for the three months ended December 31, 2020 was between $50.0 million and $55.0 million, an increase of 153.6% at the midpoint of the range as compared to $20.7 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, we estimate EBITDA increased by approximately 200.0%.

We estimate EBITDA for the year ended December 31, 2020 was between $155.0 million and $165.0 million, an increase of 4.3% at the midpoint of the range compared to $153.4 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, we estimate EBITDA increased by approximately 25.0%.

EBITDA Margin

We estimate EBITDA margin for the three months ended December 31, 2020 was between 14.0% and 14.5%, an increase of 9.25 percentage points at the midpoint of the range compared to 5.0% for the three months ended December 31, 2019.

We estimate EBITDA margin for the year ended December 31, 2020 was between 11.0% and 11.5%, an increase of 2.25 percentage points at the midpoint of the range compared to 9.0% for the year ended December 31, 2019.

Cash & Cash Equivalents

As of December 31, 2020, we estimate our cash position was between $200.0 million and $210.0 million, an increase of 64.4% at the midpoint of the range as compared to $124.7 million as of December 31, 2019.

17

Net Debt with Third Parties (non-IFRS measure)

Net debt with third parties is a liquidity metric, which is calculated as debt with third parties (short and long-term) minus cash and cash equivalents.

As of December 31, 2020, we estimate net debt with third parties was between $510.0 million and $520.0 million, a decrease of 13.6% at the midpoint of the range as compared to $595.9 million as of December 31, 2019, with approximately $145.0 million of net debt with third parties as of December 31, 2020 related to the effects of IFRS 16 compared to $187.9 million as of December 31, 2019.

The table below presents a reconciliation of debt with third parties to net debt with third parties as of December 31, 2019:

As of December 31,
2019
($ in millions)	(audited)
Debt with third parties (short term and long term)	720.6
Cash and cash equivalents	(124.7)
Net debt with third parties	595.9

Free Cash Flow (non-IFRS measure)

Free cash flow is a financial metric, which is calculated as net cash flows from/used in operating activities minus net cash flows used in investing activities and financial lease payments.

We estimate free cash flow for the three months ended December 31, 2020 was between $25.0 million and $35.0 million, an increase of 33.3% at the midpoint of the range compared to $22.5 million for the three months ended December 31, 2019.

We estimate free cash flow for the year ended December 31, 2020 was between $35.0 million and $45.0 million, an increase of $105.0 million at the midpoint of the range as compared to a $65.5 million cash outflow for the year ended December 31, 2019.

The table below presents a reconciliation of net cash from/used in operating activities to free cash flow for the three months and twelve months ended December 31, 2019:

	For the three months ended December 31,	For the twelve months ended December 31,
	2019	2019
($ in millions)	(unaudited)	(audited)
Net cash flows from/(used in) operating activities	48.1	46.5
Net cash flows used in investing activities	(7.2)	(55.9)
Financial lease payments	(18.4)	(56.1)
Free cash flow	22.5	(65.5)

Leverage

We estimate our leverage as of December 31, 2020 was between 3.1x and 3.3x, an improvement of 0.7x at the midpoint of the range as compared to 3.9x as of December 31, 2019.

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
(Registrant)

Date: February 1, 2021

By:
Name: Carlos López-Abadía
Title: Chief Executive Officer

By:
Name: José Antonio de Souza Azevedo
Title: Chief Financial Officer